SCHEDULE 13G

Amendment No. 4
Echostar Communications Corporation
Class A Common Stock
Cusip # 278762109

Cusip # 278762109
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	106,668
Item 6:	0
Item 7:	2,172,864
Item 8:	0
Item 9:	2,172,864
Item 11:	13.852%
Item 12:	    HC

Cusip # 278762109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,172,864
Item 8:	0
Item 9:	2,172,864
Item 11:	13.852%
Item 12:	IN

Cusip # 278762109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	2,172,864
Item 8:	None
Item 9:	2,172,864
Item 11:	13.852%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Echostar Communications Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		5701 South Santa Fe Drive,
		Littleton, CO  80120

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		278762109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-
2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,172,864

	(b)	Percent of Class:	13.852%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	106,668

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:
	2,172,864

	(iv)	shared power to dispose or to direct the disposition of:
	0



Item 5.	Ownership of Five Percent or Less of a CommonStock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Echostar Communications Corporation. The interest of one person, Fidelity Capital & Income Fund, an investment company registered under the Investment Company Act of 1940, in the Class A Common Stock of Echostar Communications Corporation, amounted to 1,270,067 shares or 8.096% of the total outstanding Class A Common
Stock at December 31, 1998.   The number of shares of Class A Common
Stock of Echostar Communications Corporation owned by the Fidelity Capital & Income Fund at December 31, 1998 included 69,744 shares of Class A Common Stock resulting from the assumed conversion of 34,000 shares of the $3.375 Convertible Preferred Stock C (2.051 shares of Class A Common Stock for each share of the $3.375 Convertible Preferred Stock C).

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Class A Common Stock of Echostar Communications Corporation at December 31, 1998 is true, complete and correct.

	February 01, 1999
Date


	/s/Eric D. Roiter
Signature


	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,035,427 shares or 12.976% of the Class A Common Stock outstanding of Echostar Communications Corporation ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of Class A Common Stock of Echostar Communications Corporation owned by the investment companies at December 31, 1998 included 342,566 shares of Class A Common Stock resulting from the assumed conversion of 167,000 shares of the $3.375 Convertible Preferred Stock C (2.051 shares of Class A Common Stock for each share of the $3.375 Convertible Preferred Stock C).

The ownership of one investment company, Fidelity Capital & Income Fund, amounted to 1,270,067 shares or 8.096% of the Class A Common Stock outstanding. Fidelity Capital & Income Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. The number of shares of Class A Common Stock of Echostar Communications Corporation owned by the Fidelity Capital & Income Fund at December 31, 1998 included 69,744 shares of Class A Common Stock resulting from the assumed conversion of 34,000 shares of the $3.375 Convertible Preferred Stock C (2.051 shares of Class A Common Stock for each share of the the $3.375 Convertible Preferred Stock C).

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 2,035,427 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 137,437 shares or 0.876% of the Class A Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A Common Stock of Echostar Communications Corporation owned by the institutional account(s) at December 31, 1998 included 137,435 shares of Class A Common Stock resulting from the assumed conversion of 67,000 shares of the $3.375 Convertible Preferred Stock C described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 137,437 shares and sole power to vote or to direct the voting of 106,667 shares, and no power to vote or to direct the voting of 30,770 shares of Class A common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 01, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A Common Stock of Echostar Communications Corporation at December 31, 1998.

FMR Corp.

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

Edward C. Johnson 3d

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

Abigail P. Johnson

By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson

Fidelity Management & Research Company

By   /s/Eric D. Roiter
	Eric D. Roiter
	V.P. and General Counsel

	Fidelity Capital & Income Fund

By   /s/Eric D. Roiter
	Eric D. Roiter
	Secretary